November 12, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Calumet Specialty Products Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 000-51734
Ladies and Gentleman:
This letter sets forth the response of Calumet Specialty Products Partners, L.P. (together with its subsidiaries, “us” or the “Company”) to the comment letter dated October 28, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008. For your convenience, we have repeated the Staff’s comments and used the section headings and numbering used by the Staff in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Compensation and Discussion Analysis
Short Term Cash Awards, page 154
1.
We note your statement on page 155 that “Each of the three distributable cash flow goal levels for the 2009 fiscal year exceeds its corresponding distributable cash flow goal level for the 2008 fiscal year in line with the same expected likelihood of achieving such goal levels used to set the distributable cash flow goals for 2008.” However, you do not disclose the numbers for the 2009 goals. Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the goals would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

Response:
The Company’s Cash Inventive Compensation Plan (“CICP”) provides annual incentive bonus opportunities for executive officers and certain key employees based on the achievement of certain performance targets of its distributable cash flow. The compensation committee establishes minimum, target and stretch incentive opportunities for each executive officer and key employee expressed as a percentage of base salary with the amount paid out based on the Company’s achievement of a minimum, target or stretch level of distributable cash flow for the fiscal year. At the recommendation of the compensation committee, the board of directors approves distributable cash flow targets for each fiscal year based on budgets prepared by management. Because it relates to confidential budget information, disclosure of which we believed would cause the Company competitive harm, we did not disclose the actual target levels for fiscal year 2009. Instead, to illustrate the relative difficulty of attaining each performance target level, we disclosed the three distributable cash flow goals for 2008 and the cash award opportunity for each named executive officer and the actual percentage earned by them in fiscal year 2008.
Our response to the Staff’s comment will address performance targets for the current period and for prior periods separately.
Current Period Performance Targets.

We believe that CICP target levels for the current fiscal year are properly omitted under Instruction 4 to Item 402(b) of Regulation S-K because such information would allow competitors to extrapolate with reasonable precision our budgeted distributable cash flow for the year, and thereby gain a substantial competitive advantage over us, particularly with respect to our profit margins and pricing options, as described below. In addition, we believe that disclosing confidential budget information would undermine our policy of not issuing quarterly or annual guidance or projections.
Standard for Competitive Harm
We acknowledge the standard for confidential commercial or financial information, the disclosure of which would cause competitive harm, identified by the Staff in response to Question 118.04 of the Interpretive Guidance regarding Item 402(b)— Executive Compensation; Compensation Discussion and Analysis (last updated July 3, 2008). We note that courts analyzing Section (b)(4) of the Freedom of Information Act (“Exemption 4”) have addressed whether the disclosure of certain information would cause substantial competitive injury. The court in National Parks & Conservation Assoc. v. Kleppe , 547 F.2d 673, 679 (D.C. Cir. 1976) (“National Parks II”), held that substantial harm to a company’s competitive position is “virtually axiomatic” when the disclosure involved is detailed financial records. 547 F.2d at 684. Courts have also acknowledged that financial information granting additional insight into the plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Industries, Inc. v. United States Customs & Border Protection Bureau , 457 F. Supp. 2d 6 (Dist. D.C. 2006) (holding that information not harmful on its face but capable of damaging future business opportunities when combined with publicly available information is properly withheld under Exemption 4).
Further, courts have upheld confidential treatment of financial information, including income projections, pro forma and other financial statements, repayment and equity ratio analyses containing information similar to the Company’s budgeted distributable cash flow, where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005) at p. 15, citing National Parks II , 547 F.2d at 684. See also National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d 124 (Dist. D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4); and Gulf & Western Industries, Inc. v. United States, 615 F.2d 527 (Dist. D.C. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4).
Competitive Harm to the Company
We are a leading independent producer of high quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil and other feedstocks into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products which are allocated to either the specialty products or fuel products segment. For 2008, approximately 73.9% of our gross profit was generated from our specialty products segment and approximately 26.1% of our gross profit was generated from our fuel products segment. In both of our segments we operate in an extremely competitive marketplace. In general, competition in our markets comes from a combination of large, integrated petroleum companies, independent refiners and wax production companies. Many of our competitors are substantially larger than us and are engaged on a national or international basis in many segments of the petroleum production business. These competitors may have greater flexibility in responding to or absorbing market changes. Our ability to compete effectively depends on our responsiveness to customer needs and our ability to maintain competitive prices and product offerings.

Distributable cash flow is a non-GAAP measure that we define as our Adjusted EBITDA (as defined in our credit agreements) less maintenance capital expenditures, cash interest expense and income tax expense. Distributable cash flow is a significant liquidity metric used by our senior management to compare basic cash flows generated by us to the cash distributions we expect to pay our partners. It is also an important non-GAAP financial measure for our limited partners since it serves as an indicator of our success in providing a cash return on investment. Moreover, distributable cash flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships such as ours because the value of a partnership unit is in part measured by its yield (which in turn is based on the amount of cash distributions a partnership pays to a unitholder).
Disclosure of our budgeted distributable cash flow would allow our competitors to calculate an effective estimate of our profit margins on each unit of product that we sell. If we were to disclose our distributable cash flow, it would be possible for parties to take the information and use it along with volume sold and other information available in our public filings to calculate our confidential financial information. This information could be used by competitors in an effort to undercut us on price, by suppliers in an effort to negotiate more favorable terms for our purchase of their product and by customers in an effort to lower the prices we charge them. Ultimately, this level of insight causes our Company competitive harm in that it would allow industry competitors, suppliers and customers an advantage in determining our profit margins, pricing scheme and corporate financial information. Even if we were to succeed in retaining customers and suppliers, each of these parties would be able to use our budgeted distributable cash flow to its advantage in negotiating the final purchase price.
In short, disclosure revealing our budgeted distributable cash flow for the current fiscal year would hinder our ability to create unitholder value through advantageous contracts and arrangements with suppliers and customers. Consequently, and consistent with Gulf & Western Industries, Inc. v. United States and the other case law cited in this response, we believe that disclosure of budgeted distributable cash flow for the current fiscal year would result in competitive harm within the meaning of Exemption 4.
Undue Reliance
We do not issue quarterly or annual guidance or projections of distributable cash flow or other performance measures. We think that regular guidance, even if accompanied by appropriate cautionary statements, carries a risk of undue reliance by investors. We avoid issuing guidance in part because factors that affect our budgeted distributable cash flow and other performance measures —chief among them commodity prices— are beyond our control and are volatile, undermining our ability to predict such information with certainty. In the context of incentive compensation, we believe budgeted distributable cash flow is effective in aligning incentive compensation with unitholder value because it reflects our management’s ability to anticipate and respond to unpredictable changes in circumstances. Budgeted distributable cash flow was never intended to serve as guidance to investors regarding our future performance, and we believe that disclosing incentive compensation targets based on budgeted distributable cash flow subjects us to a risk that it has been our policy to avoid— the risk that some investors will rely on such information irrespective of our cautionary statements, and that our common unit price would be subject to volatility to the degree our budget projections vary from our actual results.
Prior Period Performance Targets—Difficulty of Achievement.
We believe that our disclosure of CICP performance levels for prior years would provide the most meaningful illustration of the relative difficulty of attaining each level. For this reason in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 we disclosed our fiscal year 2008 minimum distributable cash flow goal, target goal and stretch goal. In future filings, we propose to supplement our disclosure under “Elements of Executive Compensation— Short-Term Cash Awards” to include: (i) the levels of distributable cash flow (or such other performance measure as may be used in the future) used in the previous three completed fiscal years to determine incentive compensation; and (ii) the actual distributable cash flow (or such other performance measure, as applicable) achieved in each of the three years.

For example, we propose to include the following table in our Annual Report filed on Form 10-K for the fiscal year ended December 31, 2009.

Distributable Cash Flow (in millions)
Fiscal Year	Actual	Minimum Goal	Target Goal	Stretch Goal
2009	$[•]	$101.2	$126.6	$157.2
2008	$94.5	$90.0	$110.0	$125.0
2007	$87.7	$93.2	$110.6	$121.6
In addition, we propose to include the following disclosure regarding the difficulty of achieving the current year’s CICP target levels:
For the fiscal year 2009, the target goal for distributable cash flow was set at the budgeted amount, while the minimum goal and stretch goal levels were set at approximately 20% below and 24% above, respectively, the budgeted amount. In making the annual determination of the minimum goal, target goal and stretch goal levels of distributable cash flow, the compensation committee and the Board consider the specific circumstances facing us during the relevant year. Generally, the compensation committee seeks to set the minimum goal, target goal and stretch goal levels such that the relative challenge of achieving each level is consistent from year to year. The expectation that management will achieve the minimum goal level is very high, while meaningful additional effort would be required to achieve the target goal and considerable additional effort would be required to achieve the stretch goal.
We believe the proposed disclosure will allow investors to evaluate whether the Company’s compensation program has been effective in tying named executive officers’ incentive compensation to the Company’s performance.
Long Term, Unit-Based Awards, page 156
2.
We note your statement on page 157 that “... the board of directors has approved new distributable cash flow targets for the 2009 fiscal year based on budgets prepared by management with the same estimated likelihood of distributable cash flow performance levels as described above in ‘Short-Term Cash Awards.’” Please revise to disclose all qualitative and quantitative performance targets or goals. See comment 1 above.

Response:
Please see our discussion above under comment 1.
Current Period Performance Targets.
For the same reasons as stated above, we believe that target levels for the current fiscal year are properly omitted under Instruction 4 to Item 402(b) of Regulation S-K because such information would allow competitors to extrapolate with reasonable precision our budgeted distributable cash flow for the year, and thereby gain a substantial competitive advantage over us, particularly with respect to our profit margins and pricing options, as described above. In addition, we believe that disclosing confidential budget information would undermine our policy of not issuing quarterly or annual guidance or projections.

Prior Period Performance Targets—Difficulty of Achievement.
We believe that our disclosure of our Long-Term Incentive Plan (the “Plan”) performance levels for prior years would provide the most meaningful illustration of the relative difficulty of attaining each level. In future filings, we propose to supplement our disclosure under “Elements of Executive Compensation— Long Term, Unit-Based Awards” to include: (i) the levels of distributable cash flow (or such other performance measure as may be used in the future) used in the previous three completed fiscal years to determine incentive compensation; and (ii) the actual distributable cash flow (or such other performance measure, as applicable) achieved in each of the three years.
For example, we propose to include the following table in our Annual Report filed on Form 10-K for the fiscal year ended December 31, 2009.

Distributable Cash Flow (in millions)
Fiscal Year	Actual	Target Goal	Stretch Goal
2009	$[•]	$126.6	$157.2
2008	$94.5	$110.0	$125.0
2007	$87.7	$110.6	$121.6
In addition, we propose to include the following disclosure regarding the difficulty of achieving the current year’s Plan target levels:
For the fiscal year 2009, the target goal for distributable cash flow was set at the budgeted amount while the stretch goal level was set at approximately 24%, above the budgeted amount. In making the annual determination of the target goal and stretch goal levels of distributable cash flow, the compensation committee and the Board consider the specific circumstances facing us during the relevant year. Generally, the compensation committee seeks to set the target goal and stretch goal levels such that the relative challenge of achieving each level is consistent from year to year. The expectation that management will achieve the target goal level is relatively high with meaningful additional effort required, while considerable additional effort would be required to achieve the stretch goal.
We believe the proposed disclosure will allow investors to evaluate whether the Company’s compensation program has been effective in tying named executive officers’ incentive compensation to the Company’s performance.
In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this letter, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Sincerely,

Calumet Specialty Products Partners, L.P.
By:	Calumet GP, LLC, its general partner

By:	/s/ R. Patrick Murray, II

R. Patrick Murray, II Vice President, Chief Financial Officer and Secretary
cc: Gillian A. Hobson